Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Forward-Looking Statements. This filing includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger between Constellation Energy Group, Inc. (Constellation) and FPL Group, Inc. (FPL), the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL or Constellation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL and Constellation. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Constellation nor FPL undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It. Constellation and FPL intend to file a registration statement of Constellation on Form S-4 containing a joint proxy statement/prospectus of Constellation and FPL, which will include material relating to the meetings of shareholders to vote on the approval of matters related to the proposed transaction. Investors and security holders of Constellation and FPL are urged to read the joint proxy statement/prospectus to be filed by Constellation and FPL and other relevant materials when they become available because they will contain important information about Constellation, FPL and the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Maryland 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation. Constellation, FPL and their respective executive officers and directors may be deemed, under the rules of the Securities and Exchange Commission, to be participants in the solicitation of proxies from Constellation’s and/or FPL’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Constellation is included in its definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 13, 2005. Information regarding the officers and directors of FPL is included in its definitive proxy statement for its 2005 annual meetings filed with the Securities and Exchange Commission on April 5, 2005. Information regarding J. Brian Ferguson, a director of FPL elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL’s filing on Form 10-Q dated August 4, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus and other materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

The following was published in The Capital.

Merger won’t lessen BGE’s commitment

By Ken W. DeFontes Jr.

Constellation Energy’s proposed merger with Florida’s FPL Group is about two leading companies doing their best to navigate through a time of challenge and change in their industry. It’s what good companies do.

A prime example is Constellation’s regulated utility, the Baltimore Gas and Electric Co., the nation’s first utility. Rembrandt Peale’s invention of manufactured gas, the discovery of electricity, World War II and the postwar industrial boom – each played a critical role in the development of BGE into the company it is today.

The economic realities of the day exerted the greatest influence on BGE’s evolution.  Mergers and industry consolidation were constants throughout the company’s history, and each provided challenges and opportunities for BGE. In fact, BGE was built through the consolidation of many local companies.

Today the most challenging trend is the dramatic rise in wholesale fuel costs. It’s a problem faced by every utility in America.

BGE’s residential customers have been insulated by a state-mandated cap that has kept electricity rates artificially low — below 1993 levels. This was made possible through long-term contracts set in place several years ago, when wholesale prices were much lower.

When the cap expires this summer, rates will rise to reflect the true costs of wholesale power, over which BGE has no control. BGE buys its power on the open market at today’s prices. It must recoup these costs to maintain operations and continue investing in infrastructure.

The combined Constellation Energy will be co-headquartered in Baltimore and Juno Beach, Fla. It will boast the nation’s largest and most successful competitive energy companies, its largest power generation fleet and two regulated utilities, BGE and FPL Group’s Florida Power & Light, which serves more than 4 million customers in Southern Florida.

The operations of the utilities will remain independent. BGE will retain its name, its local headquarters in Baltimore and current management.

Some have expressed the concern that BGE rates will be used to pay for storm recovery in Florida. That won’t happen. By law, rates paid by BGE customers include only the costs of providing BGE service.

The merger promises, over time, to improve the already strong performance of BGE, which serves 1.2 million gas and electric customers in Central Maryland.

Service reliability is one example. FPL has battled a series of devastating hurricanes and is a recognized leader in restoration of service after storms.  While the service territories are different - BGE suffers far more damage from falling trees, for example - BGE can certainly learn from FPL’s experience to further improve our response to major storms.

Additionally, the utilities may achieve savings by combining purchasing programs for items such as poles, transformers, cable and trucks.

Another benefit may be mutual assistance during severe storms. BGE’s crews were deployed to Louisiana and Mississippi after Hurricane Katrina, and they helped Florida Power & Light in 2005 when it faced an unprecedented series of hurricanes. BGE was on the receiving end of this helping hand when Hurricane Isabel hit the mid-Atlantic in 2003.

Again, BGE rate dollars will be spent only on BGE service. The utility will continue to be regulated by the Maryland Public Service Commission, or PSC, and the agency closely monitors the utility’s operations, expenditures and rates.

The merger is subject to a thorough state and federal approval process. The review before the Maryland PSC includes hearings, analysis of relevant data and testimony from the company’s executives and affected constituencies. We endorse this rigorous and open review and are eager to explain why this merger is not just beneficial but necessary for Constellation Energy and the Maryland economy.

The standard we set at BGE, as a publicly regulated utility, is higher than at virtually any other company in Central Maryland. We know our customers depend on us every day for their electricity and natural gas service. They should. They see our trucks on the street every day. They rely on us to respond when bad weather strikes.

We’re proud of what we do and we’re good at what we do. We’ve seen a lot of mergers and consolidation in our 190-year history. The one constant has been our unwavering commitment to providing our customers with reliable, high quality service. That has never changed and it won’t change.

The writer is president and chief executive officer of BGE and senior vice president of Constellation Energy.